N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES EXPLORATION SUCCESS

IN THE BUCHAN FIELD AREA OF THE NORTH SEA

CALGARY, Alberta – October 19, 2006 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has made a new oil discovery in the UK Outer Moray Firth adjacent to the Buchan and Tweedsmuir Fields.  The discovery was made in Block 20/5a where Talisman has a 94.43% equity interest with First Oil Expro Ltd. holding the remaining 5.57%.

The 20/5a-10y well successfully tested an exploration prospect about three kilometres  north of the Talisman operated Buchan Field and 12 kilometres southwest of the Tweedsmuir South Field where Talisman also holds a 94.43% equity interest. The well was drilled by the Ocean Nomad semi-submersible rig and discovered oil bearing sandstones of Upper Jurassic age.

The well encountered two separate Jurassic sandstone reservoirs and upon testing flowed at a combined rate of 11,000 bbls/d of 39 degree API oil.

Further studies are required before volumes are finalized. The discovery will be evaluated using newly acquired 3D seismic data with a view to evaluating commerciality and possible development options.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann

Christopher J. LeGallais

Senior Manager, Corporate & Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196

Phone:

403-237-1957

Fax:  403-237-1210

Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email: tlm@talisman-energy.com

34-06

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include, among others, statements regarding business plans for exploration and development, and business strategy and plans or budgets.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

risks in conducting foreign operations;

•

changes in general economic and business conditions;

•

the effect of acts of, or actions against, international terrorism;

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•

the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change except as required by law.

Oil and Gas Information

In this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.